Exhibit 99.1

Ballard CFO to Present at Sidoti & Co. Emerging Growth Convention in New York City, NY

VANCOUVER, March 18, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announces that Tony Guglielmin, Chief Financial Officer will present during the Sidoti & Company Emerging Growth Convention at The New York Marriott Marquis Hotel in New York City on Thursday, March 31st, 2016 at 1:30 p.m. Eastern Time.

During his presentation, Mr. Guglielmin will discuss Ballard's strategic direction within the fast-growing fuel cell and clean energy areas. He will also be available throughout the day for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 18-MAR-16